UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08030055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-07___ AND ENDING___12-31-07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSI Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Penote   (513) 362-3___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – if individual, state last, first, middle name)

312 Walnut Street, Suite 3000	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED

FEB 2 7 2008

Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John J. Penote, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of FSI Securities, LLC as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title   CFO

_____
Notary Public

This report contains: (check all applicable boxes)

(xx) (a)   Facing Page
(xx) (b)   Statement of Financial Condition
(xx) (c)   Statement of Operations
(xx) (d)   Statement of Cash Flows
(xx) (e)   Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
( ) (f)   Statement of Changes in Liabilities Subordinated to claims of Creditors
           Additional financial information:
(xx) (g)   Computation of Net Capital
( ) (h)   Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l)   An Oath or Affirmation
( ) (m)   A copy of the SIPC Supplemental Report
( ) (n)   A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o)   Independent Accountant's Report on Internal Control

FSI Securities, LLC

Accountants' Report and Statement of Financial Condition

December 31, 2007



Independent Accountants' Report

Board of Directors
FSI Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of FSI Securities, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FSI Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 25, 2008



FSI Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	109,418
Accounts receivable – related party		12,026
Prepaid expenses		17,618
Total assets	$	139,062

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued liabilities	$	14,000
Total liabilities		14,000

Member's Equity

Contributed capital		105,000
Retained earnings		20,062
Total member's equity		125,062
Total liabilities and member's equity	$	139,062

FSI Securities, LLC
Notes to Financial Statements
December 31, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

FSI Securities, LLC (FSI Securities) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company's member has elected to have the Company's income taxed as a partnership under provisions of the Internal Revenue Code and a similar section of the state income tax law. Therefore, taxable income or loss is reported to the member for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements.

Note 2: Related Party Transactions

FSI Securities is a wholly-owned subsidiary of FSI Capital Holdings, LLC (FSI Capital). FSI Securities has entered into a facilities and services agreement with FSI Capital whereby FSI Capital, through its affiliates, provides office space and equipment, administrative and technological support, executive personnel and other general and administrative expenses in exchange for 41% of FSI Securities' gross revenue. (See Note 4). Accounts payable at December 31, 2007 includes $10,000 payable to a related party.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital of $95,418 which exceeded the minimum required amount by $90,418; and the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

FSI Securities, LLC
Notes to Financial Statements
December 31, 2007

Note 4:   Subsequent Event

On February 22, 2008, FSI Securities amended its Facilities and Services Agreement with FSI Capital effective January 1, 2008 to change the fee it pays to FSI Capital from 41% of FSI Securities' gross revenue to a flat fee of $180,000 per quarter.

